    As filed with the Securities and Exchange Commission on February 21, 2003

                                FILE NO. 70-9897
                     (Request to Modify Financing Authority)


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                         POST-EFFECTIVE AMENDMENT NO. 8

                                       TO
                                    FORM U-1
                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ------------------------------
                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740

                      Allegheny Energy Supply Company, LLC
                               4350 Northern Pike
                           Monroeville, PA 15146-2841

                     --------------------------------------

                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740

            The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Thomas K. Henderson, Esq.                              Debra J. Schnebel
Vice President and General Counsel                     Jones Day
Allegheny Energy, Inc.                                 77 West Wacker
10435 Downsville Pike                                  Chicago, IL  60601
Hagerstown, MD 21740

      Allegheny Energy, Inc., ("Allegheny"), a registered holding company, and Allegheny Energy Supply Company, LLC ("AE Supply"), a registered holding company and public utility subsidiary company of Allegheny (collectively, the "Applicants"), filed an Application-Declaration on Form U-1 with the Securities and Exchange Commission (the "Commission") in this file on June 12, 2001, as amended by pre-effective amendments filed on November 29, 2001 and December 31, 2001, and post-effective amendments filed on February 15, 2002, March 11, 2002, March 28, 2002, April 17, 2002, May 7, 2002, October 9, 2002 and October 16,
2002 (as so amended, the "Original Financing U-1"). In this Post-Effective Amendment No. 8, Applicants seek modification to certain authorizations granted to the Applicants by the Commission on December 31, 2001 in Holding Co. Act Release No. 27486 (the "Original Financing Order"), as supplemented by Holding Co. Act Release No. 27521 (April 17, 2002) (the "April Order") and Holding Co. Act Release No. 27579 (October 17, 2002) (the "Supplemental Order"), and as subsequently modified in Holding Co. Act Release No. 27652 (February 21, 2003) (the "Modification Order"; and together with the Original Financing Order, the April Order and the Supplemental Order, the "Financing Orders").

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION.

A.    Requested Authorization.

      Allegheny and AE Supply hereby file this application - declaration (this "Application") pursuant to sections 6(a), 7 and 12 of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 46, 52 and 54 under the Act seeking modification to the Financing Orders to authorize through July 31, 2005 (the "Authorization Period") AE Supply to issue and sell short-term and/or long-term debt on a secured basis in aggregate principal amount of up to $2.2 billion at any time outstanding. Except for the proposed increase in the amount of secured debt that can be issued by AE Supply during the Authorization Period, all of the financing conditions and parameters set forth in the Financing Orders will remain applicable to the proposed financing transaction and the requested authorization shall remain subject to the overall financing limit applicable to Allegheny and AE Supply.

      As provided in the Financing Orders, the secured debt of AE Supply will be secured by all or substantially all of the assets of AE Supply, including its utility assets and securities of public utility companies and other companies held by it, and all or substantially all of the assets of its subsidiaries, in each case to the extent permitted by and consistent with contractual restrictions and applicable law (the "AES Collateral"). The proceeds of such issuances will be used to (i) refinance existing indebtedness of AE Supply, (ii) finance the business of AE Supply and its subsidiaries and (iii) fund the payment of dividends to Allegheny as and to the extent permitted under the Act or pursuant to the Financing Orders.

B.    Background.

      Allegheny's primary operating subsidiaries consist of its three state-regulated public utilities - West Penn Power Company ("West Penn"), The Potomac Edison Company ("Potomac Edison") and Monongahela Power Company ("Monongahela Power") (collectively, "Allegheny Power"), and AE Supply. Allegheny Power provides electric and natural gas service to about three million people in Maryland, Ohio, Pennsylvania, Virginia and West Virginia. During 1999 and 2000, in response to deregulation legislation in Maryland, West Virginia, Virginia and Pennsylvania, Potomac Edison and West Penn transferred generating assets which totaled approximately 6,900 MW to AE Supply. In 2001, Monongahela Power transferred generating assets, totaling 352 MW, to AE Supply.

      Pursuant to contracts, AE Supply provides power to West Penn, Potomac Edison and Monongahela Power to serve their customers in Pennsylvania, Maryland, Virginia and Ohio and to serve the retail load of Potomac Edison in West Virginia. These contracts represent a significant portion of the normal capacity of AE Supply's fleet of transferred generating assets. As a result, AE Supply's core business has been to provide power to Allegheny Power to serve its native load. AE Supply is also engaged in the merchant power business and the energy commodity marketing and trading business.

      The merchant power business has suffered a number of setbacks. Some markets, most notably California, have experienced interruptions of supply and price volatility. Merchant trading was negatively affected by the bankruptcy filing by Enron. These events have caused state deregulation to be delayed, discontinued and/or reversed. As a result, the demand for merchant power has not developed as expected. Additional capacity, coupled with lower than expected loads and a relatively weak economy, have led to reduced wholesale prices in several regional markets in which AE Supply owns, operates or contractually controls generation assets.

      As a result of the financial developments during 2002, Allegheny and AE Supply did not have sufficient liquidity to satisfy collateral requirements and otherwise satisfy their financial obligations. Allegheny announced on October 8, 2002 that technical defaults existed under its principal credit agreements and those of its subsidiaries, AE Supply and Allegheny Generating Company, after AE Supply declined to post additional collateral in favor of several trading counterparties. Those counterparties declared AE Supply in default under their respective trading agreements, which triggered cross-default provisions under the credit agreements and other trading agreements. These collateral calls followed the downgrading by Moody's Investors Service of the credit ratings of Allegheny and AE Supply below investment grade.

      Applicants have conducted extensive negotiations with their numerous lenders to restructure their outstanding indebtedness. In the context of the restructuring, AE Supply will provide collateral to secure the restructured indebtedness. Applicants have worked with their financial advisor to develop a structure which recognizes the value of the collateral and the inherent strength of the Allegheny businesses.

C.    Discussion.

      In Holding Co. Act Release No. 27579 (October 17, 2002), AE Supply was granted authorization to issue up to $2.0 billion of secured debt to meet the urgent and necessary cash requirements of AE Supply as a registered holding company and a public utility company. Applicants initially anticipated that up to approximately $1.235 billion of the secured debt would be used to refinance existing indebtedness and the additional proceeds of the secured debt would be used for general corporate purposes, as and to the extent permitted under the Act.

      In negotiations regarding the restructuring of the debt of Allegheny and AE Supply, the banks and bondholders have required that AE Supply secure as much of its existing and new borrowings as possible. As a result, Applicants hereby request that the aggregate principal amount of secured debt which AE Supply is authorized to issue be increased to $2.2 billion, which is slightly in excess of the maximum expected availability to AE Supply under the borrowing agreements presently under negotiation.

      Applicants continue to believe that the value of AE Supply's assets exceed the amount of AE Supply's total indebtedness and other liabilities and that the granting of a security interest in AE Supply's assets to some creditors would not prevent the full payment of other creditors of AE Supply. Further, all such creditors would have to be paid in full before value is made available to AE Supply's parent in any bankruptcy or liquidation of AE Supply.

      With the implementation of the restructuring, Applicants are able to address their short-term liquidity needs, including payment of obligations arising in the operation of their businesses and the refinancing of borrowings, while they implement their strategy to refocus on the fundamental delivery and supply businesses.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

      The fees, commissions and expenses incurred or to be incurred in connection with this Post-Effective Amendment No. 8 to Application-Declaration are estimated to be $30,000, in addition to the estimate of fees, commissions and expenses set forth in the Original Financing U-1. These estimates of fees do not include the underwriting fees, commissions or other similar remuneration paid in consummating the financings covered hereby.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

      A.    General.

      Sections 6(a), 7, 32 and 33 of the Act and Rules 44, 53 and 54 are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

      It is appropriate and necessary under the circumstances that AE Supply issue secured debt in accordance with the requested authorization. As discussed in the Applicants' prior filings, the Commission has in the past found that the issuance of secured debt by a registered holding company and public utility company in certain circumstances satisfies the requirements of the Act.(1)


------------------
      (1) The Potomac Edison Company, Holding Co. Act Release No. 5362 (Oct. 20,
1944), Holding Co. Act Release No. 8683 (Nov. 29, 1948), Holding Co. Act Release No. 10467 (March 26, 1951), Holding Co. Act Release No. 13458 (April 30, 1957), Holding Co. Act Release No. 15018 (Feb. 26, 1964), Holding Co. Act Release No. 15442 (Apr. 13, 1966), Holding Co. Act Release No. 16345 (April 15, 1969),
Holding Co. Act Release No. 17105 (April 19, 1971), Holding Co. Act Release No. 17761 (Nov. 14, 1972), Holding Co. Act Release No. 18184

      The Applicants assert that the proposed restructuring is necessary and appropriate in order to refinance their respective existing indebtedness and to finance their capital expenditures and operating expenses. Applicants have explored various options available to provide the funding required by the Applicants and their subsidiaries and have been advised by their financial advisor and by their lenders that, given current market conditions and the Applicants' financial condition, the restructuring transaction is the most economical and efficient manner to finance the immediate liquidity needs of the Applicants.

      Furthermore, as reflected in the financial information provided in this record, the proposed financings do not impose an unreasonable financial burden on the Applicants. The proposed financing is a reasonable course of action for the operation of the Applicants' businesses.

      Applicants respectfully submit that preservation of Applicants' access to the capital markets and liquidity necessary to satisfy their obligations on reasonable terms and conditions is both in the best interests of Applicants and appropriate for the protection of investors and consumers. Applicants further submit that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

      B.    Rule 54 Analysis.

      Rule 54 provides that in determining whether to approve certain transactions other than those involving "exempt wholesale generators", as defined in Section 32 of the Act ("EWGs"), and "foreign utility companies", as defined in Section 33 of the Act ("FUCOs"), the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied.

      Allegheny is in compliance with all requirements of Rule 53(a). Allegheny's aggregate investment (as defined in Rule 53(a)(1)(i)), in EWGs and FUCOs at September 30, 2002 was approximately $424.8 million, or approximately
42.6 % of Allegheny's consolidated retained earnings as defined in Rule 53(a)(1)(ii) of $998.1 million for the four quarters ended September 30, 2002.2

      Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Accordingly, Rule 53(c) is by its terms inapplicable to the

-----------------------
(continued...)
(Nov. 26, 1973), Holding Co. Act Release No. 18398 (April 29, 1974), Holding Co. Act Release No. 21212 (September 10, 1979); General Public Utilities Corporation, et al., Holding Co. Act Release No. 21107 (June 19, 1979); and Public Service Company of New Hampshire, Holding Co. Act Release No. 26046 (May 5, 1994),

      (2) Please be advised that these are preliminary numbers. The calculation of the average retained earnings for the four quarters uses previously published retained earnings numbers for March 2002 and June 2002, which may change based on the quarterly adjustments which have not yet been completed.

transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO.

ITEM 4. REGULATORY APPROVALS

      No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Post-Effective Amendment No. 8 to Application-Declaration.

ITEM 5. EXHIBITS AND FINANCIAL STATEMENTS

Exhibits

F-1   Opinion of Counsel (to be filed by amendment)

H Financial Projections for Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC, including statement of assumptions underlying financial projections (Incorporated by reference to Exhibit H to Applicant's Application-Declaration on Form U-1 in File No. 70-10100)

Financial Statements

Exhibit No.    Description of Document
-----------    -----------------------
1.1            Consolidated Balance Sheet of Allegheny Energy, Inc. as of December 31, 2001
               (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended
               December 31, 2001, File No. 1-267);

1.2            Consolidated Statement of Income of Allegheny Energy, Inc. for the year ended
               December 31, 2001 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2001, File No. 1-267)

1.3            Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of
               December 31, 2001 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2001, File No. 333-72498);

1.4            Consolidated Statement of Income of Allegheny Energy Supply Company, LLC, for
               the year ended December 31, 2001 (incorporated by reference to AE Supply's
               Form 10-K for the fiscal year ended December 31, 2001, File No. 333-72498)

2.1            Consolidated Balance Sheet of Allegheny Energy, Inc. as of September 30, 2002
               (incorporated by reference to Allegheny's Form 8-K filed on December 19, 2002,
               File No. 1-267).

Exhibit No.    Description of Document
-----------    -----------------------
2.2            Consolidated Statement of Operations of Allegheny Energy, Inc. as of September
               30, 2002 (incorporated by reference to Allegheny's Form 8-K filed on December
               19, 2002, File No. 1-267).

2.3            Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of
               September 30, 2002 (incorporated by reference to Allegheny's Form 8-K filed on
               December 19, 2002, File No. 1-267).

2.4            Consolidated Statement of Operations of Allegheny Energy Supply Company, LLC
               as of September 30, 2002 (incorporated by reference to Allegheny's Form 8-K filed on December 19, 2002, File No. 1-267).

                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Post-Effective Amendment No. 8 to Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 21, 2003

                                            Allegheny Energy, Inc.
                                            Allegheny Energy Supply Company, LLC

                                            By:       /s/ Thomas K. Henderson
                                                     ---------------------------
                                            Title:            Vice President